Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP Inc. to Propose PricewaterhouseCoopers LLP as its Next Auditor

Valcourt, Quebec, January 29, 2026 – BRP Inc. (TSX/NASDAQ: DOO) today announced that its Board of Directors (“Board”) has appointed PricewaterhouseCoopers LLP (PwC) as BRP’s external auditor for fiscal year 2027, following a comprehensive request for proposal (RFP) process led by its Audit Committee.

In line with BRP’s commitment to strong corporate governance practices and considering the long tenure of Deloitte LLP (“Deloitte”) as BRP’s external auditor, the Audit Committee initiated the RFP during the second quarter of fiscal year 2026. After a thorough evaluation and on the recommendation of the Audit Committee, the Board appointed PwC based on the strength of its audit team, innovative approach, advanced technology capabilities, and independence.

Deloitte will continue to serve as BRP’s external auditor through the fiscal year ending January 31, 2026. PwC will work closely with Deloitte to ensure a smooth and orderly transition. Following the completion of BRP’s audited consolidated financial statements for the year ending January 31, 2026, Deloitte will resign as BRP’s external auditor, and PwC will be appointed to fill the vacancy until the 2026 Annual Meeting of Shareholders. At that meeting, BRP intends to propose that PwC be appointed as its external auditor for the ensuing year.

BRP extends its sincere appreciation to Deloitte for their years of dedicated service and valuable expertise.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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philippe.deschenes@brp.com